SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D


                     (Amendment No. 25)

                  of S.G.I. Partners, L.P.


          Under the Securities Exchange Act of 1934


            National Discount Brokers Group, Inc.
                      (Name of Issuer)

           Common Stock, Par Value $.01 per share
               (Title of Class of Securities)

                         635646-10-2
                       (CUSIP Number)

                    S.G.I. Partners, L.P.
                        120 Broadway
                  New York, New York 10271
                       (212) 433-7015
        (Name, address and telephone number of person
      authorized to receive notices and communications)



                      February 9, 1999
   (Date of event which requires filing of this statement)


Cusip No. 635646-10-2
_____________________________________________________
 1.   NAME OF REPORTING PERSON S.G.I. Partners, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     112972100
_____________________________________________________
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a)
                            (b) X
___ _____________________________________________________
  3. SEC USE ONLY
_____________________________________________________
  4. SOURCE AND AMOUNT OF FUNDS  W


_____________________________________________________
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E) N/A

 _____________________________________________________
  6. CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With _____________________________________________________
       7. SOLE VOTING POWER NUMBER OF SHARES 669,267
     ________________________________________________
       8. SHARED VOTING POWER   0
     ________________________________________________
       9. SOLE DISPOSITIVE POWER  669,267
     ________________________________________________
       10.SHARED DISPOSITIVE POWER  0
_____________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON 669,267

_____________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
_____________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
_____________________________________________________
14.  TYPE OF REPORTING PERSON PN
     _____________________________________________________

Preliminary Note
     This statement constitutes Amendment No. 25 to the Statement on Schedule 13D originally filed (the "Original
Statement") by SGI.
     This Amendment is filed to reflect the recent transactions in the security.

Item 1. Security and Issuer
     This Amendment relates to the Common Stock, par value
$.01  (the  "Common   Stock"), of National Discount Brokers
Group, Inc., a Delaware Corporation (the "Issuer"). The address of the principal executive office of the Issuer is:
10 Exchange Place, Jersey City, New Jersey 07302.



Item 2.  Identity and Background

      The person filing this Statement is SGI. SGI's business address is: 120 Broadway, New York, New York 10271.

Item 3. Source and Amount of Funds or Other Consideration

     N/A

Item 4.  Purpose of Transaction

     Sales of securities were effected by SGI pursuant to SEC Rule 144 for the purpose of satisfying the liquidity needs of SGI and its partners.

     SGI has no plans or proposals which relate to or which would result in any of the actions in clauses (a) through
(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
     (a) As of February 10, 1999, SGI beneficially owned directly an aggregate of 669,267 shares of Common Stock, constituting 4.8% of the 14,010,407 shares outstanding

     (b) SGI has sole dispositive power with respect to the 669,267 shares that it owns.

     (c) The following table sets forth information with respect to all sales of Common Stock by SGI since February 5, 1999. There were no purchases by the reporting person during the period covered by this Amendment.

     (d)  Not applicable.

     (e) On February 10, 1999, SGI ceased to be the beneficial owner of more than 5% of the Common Stock.

               Number
Date of        of             Price         Type
ofTransaction    Shares         Per Share     Transaction

02/08/99        1,500         23.13       Open Market Sale

02/08/99        2,000         23.25       Open Market Sale

02/08/99        1,000         23.38       Open Market Sale

02/08/99        3,000         23.50       Open Market Sale

02/08/99        1,000         23.56         Open Market Sale

02/08/99        1,500         13.63       Open Market Sale

02/08/99       42,000         24.00       Open Market Sale

02/08/99        2,200         24.06       Open Market Sale

02/08/99       11,000         24.13       Open Market Sale

02/08/99        8,300         24.19       Open Market Sale

02/08/99        8,500         24.25       Open Market Sale

02/08/99        2,400         24.31       Open Market Sale

02/08/99        1,000         24.38       Open Market Sale

02/08/99        4,000         24.44       Open Market Sale

02/08/99       10,500         24.50       Open Market Sale

02/08/99       10,300         26.25       Open Market Sale

02/08/99          500         26.31       Open Market Sale

02/08/99       10,000         28.00       Open Market Sale

02/08/99        3,400         28.00       Open Market Sale

02/08/99          200         28.06       Open Market Sale

02/08/99          100         28.13       Open Market Sale

02/08/99        1,300         28.19       Open Market Sale

02/09/99       52,950         22.00       Open Market Sale

02/09/99        1,500         21.75       Open Market Sale

02/09/99        1,000         21.88       Open Market Sale

02/09/99        2,500         21.88       Open Market Sale

02/09/99        2,500         22.00       Open Market Sale

02/09/99          500         22.00       Open Market Sale

02/09/99        2,000         22.00       Open Market Sale

02/09/99        5,000         22.00       Open Market Sale

02/09/99        3,500         22.00       Open Market Sale

02/09/99        5,100         22.00       Open Market Sale

02/09/99        2,500         22.13       Open Market Sale

02/09/99        2,500         22.13       Open Market Sale

02/09/99        1,200         22.13       Open Market Sale

02/09/99        2,500         22.25       Open Market Sale

02/09/99          200         22.25       Open Market Sale

02/09/99        5,000         22.38       Open Market Sale

02/09/99        2,500         22.38       Open Market Sale

02/09/99        2,500         22.50       Open Market Sale

02/09/99        2,500         22.50       Open Market Sale

02/09/99        2,000         22.50       Open Market Sale

02/09/99        2,500         22.63       Open Market Sale

02/09/99        2,500         22.75       Open Market Sale

02/09/99        2,500         22.75       Open Market Sale

02/09/99          100         22.86       Open Market Sale

02/09/99        2,500         23.25       Open Market Sale

02/09/99        2,500         23.38       Open Market Sale

02/09/99        2,500         23.50       Open Market Sale

02/09/99        2,500         23.63       Open Market Sale

02/09/99        1,800         24.25       Open Market Sale

02/09/99        5,000         24.38       Open Market Sale

02/09/99        1,800         24.20       Open Market Sale

02/10/99        2,600         22.50       Open Market Sale

02/10/99        3,600         22.50       Open Market Sale

02/10/99        1,100         22.50       Open Market Sale

02/10/99        2,500         22.50       Open Market Sale

02/10/99          500         22.56       Open Market Sale

02/10/99        2,500         22.63       Open Market Sale

02/10/99        1,600         22.75       Open Market Sale

02/10/99        2,500         22.75       Open Market Sale

02/10/99        2,500         22.75       Open Market Sale

02/10/99        2,500         22.75       Open Market Sale

02/10/99        5,000         22.75       Open Market Sale

02/10/99        5,000         22.81       Open Market Sale

02/10/99          300         22.88       Open Market Sale

02/10/99          300         22.88       Open Market Sale

02/10/99          900         22.88       Open Market Sale

02/10/99          200         22.94       Open Market Sale

02/10/99        5,000         23.00       Open Market Sale

02/10/99        4,000         23.00       Open Market Sale

02/10/99          400         23.00       Open Market Sale

02/10/99        2,500         23.25       Open Market Sale

02/10/99          500         23.25       Open Market Sale

02/10/99        5,000         23.44       Open Market Sale

02/10/99        2,500         23.44       Open Market Sale

02/10/99        5,000         23.50       Open Market Sale

02/10/99        2,500         23.50       Open Market Sale

02/10/99        1,300         23.50       Open Market Sale

02/10/99        5,000         23.50       Open Market Sale

02/10/99          600         23.50       Open Market Sale

02/10/99        1,900         23.50       Open Market Sale

02/10/99        2,500         23.56       Open Market Sale

02/10/99        1,200         23.63       Open Market Sale

02/10/99        2,500         23.63       Open Market Sale

02/10/99        1,000         23.69       Open Market Sale

02/10/99        2,500         23.75       Open Market Sale

02/10/99        2,500         23.75       Open Market Sale

02/10/99        2,500         23.88       Open Market Sale

02/10/99        5,000         23.94       Open Market Sale

02/10/99        5,000         24.00       Open Market Sale

02/10/99       10,500         24.00       Open Market Sale

02/10/99        5,000         24.00       Open Market Sale

02/10/99        5,000         24.00       Open Market Sale

02/10/99        2,500         24.00       Open Market Sale

02/10/99        5,000         24.06       Open Market Sale

02/10/99        2,500         24.13       Open Market Sale

02/10/99        1,100         24.19       Open Market Sale

02/10/99        3,900         24.25       Open Market Sale

02/10/99        5,000         24.25       Open Market Sale

02/10/99        5,000         24.38       Open Market Sale

02/10/99        5,000         24.44       Open Market Sale

SGI disclaims beneficial ownership of any other person's shares.

Item 6.   Contract Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

N/A

Item 7.  Material to be filed as Exhibits
     None.
                          SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.

Dated:  February 11, 1999

SGI Partners, L.P.
SGI Partners, L.P.